UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

YPF Sociedad Anónima (the “Issuer”)

(Name of Issuer)

Class D Common Shares

Par value 10 pesos per share (the “Class D Shares”)

American Depositary Shares, Each Representing One Class D Share (the “ADSs”)

(Title of Class of Securities)

P9897X131 (Class D Shares); 984245100 (ADSs)

(CUSIP Number)

Grupo Petersen

Cerrito 740, 1o Piso

(C1010AAP) Buenos Aires

Argentina

Attn: Mr. Mauro R. Dacomo

+54 11 55 55 01 03

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attn: Andrés de la Cruz

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

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NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Petersen Energía, S.A.

Petersen Energía Pty Ltd.

Enrique Eskenazi

Sebastián Eskenazi

Matías Eskenazi Storey

Ezequiel Eskenazi Storey

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Item 1.	Security and Issuer.

This Amendment No. 1 (the “First Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on February 29, 2008, with the Securities and Exchange Commission (the “SEC”), by the Reporting Persons (as defined in the Schedule 13D), with respect to Class D Shares par value 10 Argentine pesos per share (the “Class D Shares”) and American Depositary Shares (“ADSs”) of YPF Sociedad Anónima (“YPF” or the “Issuer”), with each ADS representing one Class D Share. Capitalized terms used but not otherwise defined in this First Amendment have the meaning ascribed to such terms in the Schedule 13D.

Item 3.

As discussed in the Schedule 13D, Petersen SA assigned to Repsol its right to receive its share of the extraordinary dividend declared by the shareholders’ meeting of YPF on February 7, 2008, to be paid on or after February 29, 2008, pursuant to the terms of the Dividend Agreement. Such dividend was distributed on February 29, 2008, and paid to Repsol in the amount of Ps.630,574,801, which, pursuant to the currency conversion mechanism set forth in the Dividend Agreement (as described in the Schedule 13D), was equivalent to US$199,675,364 or US$1,474,636 less than the amount required to be paid under the SPA (i.e., US$201,150,000), and, therefore, in accordance with the terms of the Dividend Agreement, the outstanding principal amount under the Seller Credit Agreement will be increased by such difference.

Item 4.	Purpose of the Transaction.

(d) The description contained herein supplements Item 4 in the Schedule 13D and should be read in connection therewith.

On March 7, 2008, pursuant to the Shareholders’ Agreement, at a shareholders meeting of YPF, Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, and Mr. Matías Eskenazi Storey were appointed directors of YPF, and Mr. Ezequiel Eskenazi Storey was appointed an alternate director of YPF. On the same date, the Board (including Mr. Sebastián Eskenazi, Mr. Enrique Eskenazi, and Mr. Matías Eskenazi Storey) (i) appointed Mr. Sebastián Eskenazi Chief Executive Officer of YPF, Mr. Enrique Eskenazi Non-Executive Vice President, and Mr. Antonio Gomis, a representative designated by Repsol, Chief Operating Officer; and (ii) appointed Mr. Sebastián Eskenazi President of the Executive Committee of YPF.

(g) On March 7, 2008, at the shareholders meeting of YPF, an amendment to the By-laws was adopted to increase the number of Board members and permit the proportional representation on the Board of directors nominated by Repsol or Petersen SA, as the case may be (as indicated in the Schedule 13D).

Item 5.	Interest in Securities of the Issuer.

(d) The description contained herein supplements Item 5 in the Schedule 13D and should be read in conjunction therewith.

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As discussed in Item 3, Petersen SA assigned to Repsol its right to receive its share of the extraordinary dividend declared by the shareholders’ meeting of YPF on February 7, 2008, to be paid on or after February 29, 2008, pursuant to the terms of the Dividend Agreement. Such dividend was distributed on February 29, 2008, and paid to Repsol in the amount of Ps.630,574,801, which, pursuant to the currency conversion mechanism set forth in the Dividend Agreement (as described in the Schedule 13D), was equivalent to US$199,675,364 or US$1,474,636 less than the amount required to be paid under the SPA (i.e., US$201,150,000), and, therefore, in accordance with the terms of the Dividend Agreement, the outstanding principal amount under the Seller Credit Agreement will be increased by such difference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

The description contained herein supplements Item 6 in the Schedule 13D and should be read in conjunction therewith.

The information set forth under Items 3, 4, and 5 and in Exhibits 99.1 to 99.17 attached hereto is incorporated herein by reference.

To the knowledge of the Reporting Persons there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

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Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

99.1*	Share Purchase Agreement, dated February 21, 2008
99.2*	First Share Purchase and Sale Option Agreement, dated February 21, 2008
99.3*	Second Share Purchase and Sale Option Agreement, dated February 21, 2008
99.4*	Shareholders’ Agreement, dated February 21, 2008
99.5*	Seller Credit Agreement
99.6*	Senior Secured Term Loan Facility
99.7*	Chervil Loan Agreement
99.8*	General Deeds of Pledge
99.9*	Petersen PTY Loan Agreements
99.10*	Assignment of Dividend Rights Agreement, dated February 21, 2008
99.11*	Registration Rights Agreement, dated February 21, 2008
99.12*	Direct Agreement, dated February 21, 2008
99.13*	Supplemental Agreement, dated February 21, 2008
99.14*	Options Registration Rights Agreement, dated February 21, 2008
99.15*	Letter Agreement, dated February 21, 2008
99.16*	Letter Agreement, dated February 5, 2008
99.17*	Intercreditor Agreement, dated February 21, 2008
99.18*	Powers of Attorney
99.19*	Joint Filing Agreement

* Previously filed as an Exhibit to the Schedule 13D filed with the SEC on February 29, 2008.

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SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Enrique Eskenazi	By: /s/ Ignacio Cruz Morán
Ignacio Cruz Morán
Sebastián Eskenazi	Attorney-in-Fact
March 10, 2008
Matías Eskenazi Storey

Ezequiel Eskenazi Storey

PETERSEN ENERGIA PTY LTD.

By: Matías Eskenazi Storey
Title: Director

By: Claudio Cánepa
Title: Director

PETERSEN ENERGIA S.A.

By: Mauro Renato José Dacomo
Title: Consejero

By: Ignacio Cruz Morán
Title: Consejero